SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2.

(Amendment No. 5)*

Iridium Communications Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
46269C102
(CUSIP Number)
May 9, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46269C102	13G

1.	NAMES OF REPORTING PERSONS Greenhill & Co., Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,809,016
6.	SHARED VOTING POWER: None
7.	SOLE DISPOSITIVE POWER 3,809,016
8.	SHARED DISPOSITIVE POWER: None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,809,016
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.973%
12.	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer:

Iridium Communications Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1750 Tysons Boulevard, Suite 1400, McLean, Virginia 22102.

Item 2(a).	Name of Person Filing:

Greenhill & Co., Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

300 Park Avenue, New York, NY 10022.

Item 2(c).	Citizenship:

See item 4 on Cover Page to this Schedule 13G.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

46269C102

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership.

The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person’s name in the table in Item 4(c) below.

(a)	Amount beneficially owned:

3,809,016

(b)	Percent of class: 4.973%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,809,016

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 3,809,016

(iv)	Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 9, 2013

GREENHILL & CO., INC.

By:	/s/ Gavin D. Solotar
Name: Gavin D. Solotar
Title: General Counsel & Secretary

Exhibit A

This Schedule 13G is filed by Greenhill & Co., Inc. on its own behalf and on behalf of its wholly-owned Subsidiary, Greenhill & Co. Europe Holdings Limited. Greenhill & Co., Inc. owns 1,813,387 shares of Common Stock and Greenhill & Co. Europe Holdings Limited owns 1,995,629 shares of Common Stock.